17 December 2002

Ms Dawn Robertson

Managing Director

Myer Grace Bros

295 Lonsdale Street

Melbourne Vic 3000

Dear Dawn

SHARE OPTIONS

Following our discussions, this letter agreement confirms that the exercise price of the options offered under your Executive Service Agreement will be AUD$6.44, with the performance and eligibility period commencing 29 July 2002.

As a result, clause 7.1 of your Executive Service Agreement is amended to read as follows:

"The Executive is offered 2.5 million Options under the Option Plan. The Options will:

    have an exercise price of AUD$6.44;

    have an Initial Test FY of the financial year of the Company commencing 29 July 2002, notwithstanding the definition of Initial Test FY in the Option Plan."

Consistent with the above changes and with the Option Certificate issued to you on 2 July 2002, the Invitation to Participate in the Options Issue dated 3 April 2002 is amended so that the reference to the exercise price of $7.66 and the explanation as to how it is calculated is superseded by a reference to the exercise price of $6.44.

Yours sincerely

John Fletcher ..................................

Chief Executive Officer Date

The terms set out above are agreed and accepted ..........................................................

Dawn Robertson